UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-815

DUPONT 401(k) AND PROFIT SHARING PLAN
(Full title of plan)

E. I. DU PONT DE NEMOURS AND COMPANY

1007 Market Street
Wilmington, Delaware 19898
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

DUPONT 401(k) AND PROFIT SHARING PLAN

______________________________________
* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
DuPont 401(k) and Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of DuPont 401(k) and Profit Sharing Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 24, 2014

DUPONT 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
Assets:
Investments at fair value:
Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	$17,918,543	$22,171,209
Mutual funds	18,342	36,444
Common stock	687,688	677,815
Total investments	18,624,573	22,885,468

Receivables:
Accrued income	1,511	1,511
Notes receivable from participants	366,041	294,268
Total receivables	367,552	295,779

Cash	450	106
Total assets	18,992,575	23,181,353

Net assets available for benefits, at fair value	18,992,575	23,181,353
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in Master Trust	(108,040)	(772,595)
Net assets available for benefits	$18,884,535	$22,408,758

See Notes to the Financial Statements beginning on page 4.

DUPONT 401(k) AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013

2013
Additions:
Investment income:
Net investment gain from interest in DuPont and Related Companies Defined Contribution Plan Master Trust	$4,458,656
Net appreciation in fair value on other investments	206,772
Dividend income	27,532
Total investment income	4,692,960

Contributions:
Participants' contributions	1,903,049
Employer's contributions	1,015,126
Rollovers	346,720
Total contributions	3,264,895

Interest from notes receivable from participants	15,794

Total additions	7,973,649

Deductions:
Benefits paid to participants	2,280,874
Administrative expenses	23,685
Total deductions	2,304,559

Net increase before asset transfers	5,669,090

Asset transfers out	(9,193,313)

Net decrease	(3,524,223)

Net assets available for benefits:
Beginning of year	22,408,758
End of year	$18,884,535

See Notes to the Financial Statements beginning on page 4.

DUPONT 401(k) AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the DuPont 401(k) and Profit Sharing Plan (the "Plan") is provided for general purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan is sponsored by E. I. du Pont de Nemours and Company ("Plan Sponsor" or "the Company"). Eligible employees of the Plan Sponsor's subsidiaries or general partnerships, which have adopted the Plan with the Plan Sponsor's approval, are eligible to participate in the Plan.

As of December 31, 2013, Coastal Training Technologies Corp. ("Employer") participated in the Plan. Effective December 31, 2013, employees of Doebler's Pennsylvania Hybrids, Inc., Terral Seed, Inc., Hoegemeyer Hybrids, Inc., AgVenture Inc., NuTech Seed LLC, Seed Consultants Inc. ("ProAccess Companies") no longer participate in the Plan.

Administration
The Plan Administrator is the Benefit Plan Administrative Committee, whose members are appointed by the Company. The Savings Plan Investment Committee, whose members are also appointed by the Company, has responsibility for selecting and overseeing the Plan investments and determining the Plan's valuation policies utilizing information provided by the investment advisers, custodians, and insurance companies. The Company holds authority to appoint trustees and has designated Bank of America, N.A. ("Bank of America") and Northern Trust Corporation ("Northern Trust") as trustees for the Plan. Bank of America is the trustee for the balances in common stocks and mutual funds including the participant-directed brokerage account and also provides recordkeeping and participant services. The Plan entered into a Master Trust Agreement with Northern Trust to establish the DuPont and Related Companies Defined Contribution Plan Master Trust (the "Master Trust"). See Note 5 for further information.

Participation
All employees of a subsidiary of the Company, which has adopted the Plan with the approval of the Company, are eligible to participate except any employee whose compensation and conditions of employment are covered by a collective bargaining agreement to which the Company is a party (unless the agreement calls for the employee's participation in the Plan), or an individual whose services are leased from another company. Employees are eligible to participate in the Plan beginning on the first day of employment.

Contributions
Each year, participants may contribute between 1% to 75% of their eligible earnings, on a before tax basis, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participants are automatically enrolled in the Plan at a 6% before-tax savings rate and increased 1% annually, up to a maximum of 15% of pay, if no action is taken by the employee within 60 days from the date of hire.

Under the automatic enrollment the participant assets are invested in accordance with a managed account feature offered by Bank of America. The participant may elect not to participate in the Plan at any time. All of the above participant’s savings and elections are subject to regulatory and Plan limitations.

The Employer will make a matching contribution of 100% of the first 3% of eligible earnings that a participant contributes to the Plan plus an additional matching contribution of 50% of any contributions that exceed 3% but do not exceed 5% of the participant's eligible compensation. Contributions to the Plan are subject to certain limits imposed by the Internal Revenue Service ("IRS") and the Plan terms.

In addition, the Plan permits each participating Employer to make a discretionary profit sharing contribution for the benefit of their eligible employees. Any employee of such participating Employer who is actively employed on the last day of the Plan year or who retired, died, is on an approved leave of absence or became disabled during the Plan year will receive an allocation based on the ratio that the participant's compensation bears to the total compensation of all eligible participants employed by that participating Employer. During the year ended December 31, 2013, no discretionary profit sharing contributions were made to the Plan.

Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments
Participants direct the investment of the contributions into various investment options offered by the Plan. The Plan currently offers 5 passively managed index funds, 6 actively managed custom-designed funds, 11 target retirement funds, DuPont common stock, a stable value fund and a self-directed brokerage account where participants can choose from approximately 1,400 funds from 70 mutual fund families.

Vesting
Participants are immediately vested in their contributions and Company matching contributions plus actual earnings thereon. A participant's vested interest in the Company's profit sharing contributions and the related earnings are determined using the following table:

Years of Service	Vested Percent
immediately upon participation	0%
1	33%
2	66%
3 or more	100%

In addition, a participant becomes 100% vested in all contributions if any of the following occur; (1) attainment of normal retirement age (age 59½); (2) disability or death while employed by the Company; (3) the participant’s spouse is transferred by the Company to an employment location outside the immediate geographic area while the participant is working for the Company, and the participant terminates employment with the Company; or (4) the participant’s job with the Company is eliminated.

Participant balances related to company contributions transferred from the Coastal Training Technologies Corp. 401(k) Plan in 2010 and the Hoegemeyer Hybrids, Inc. 401(k) Profit Sharing Plan in 2012, that were not vested at the time the balances were merged into the Plan, continue to vest according to the previous plans' vesting schedules.

Notes Receivable from Participants
Participants may borrow from their 401(k) and matching fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (less the participant's highest outstanding loan balance during the previous 12 months) or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25% to 8.25%, which are commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through payroll deductions. A maximum of two loans per participant may be outstanding at any time and loan maturities cannot exceed five years, except for loans made to purchase a primary residence, in which case the maturity cannot exceed ten years.

Payment of Benefits
A withdrawal of all or a portion of a participant's account may be made by the participant after attaining age 59½. Withdrawals of employee contributions for undue financial hardship are also permitted. Upon termination, retirement, death, or disability, a participant may elect to receive the value of their vested balances, in accordance with the provisions of the Plan, in a lump-sum distribution or in installments, payable in cash or DuPont common stock payable in kind, or part in cash and part DuPont common stock payable in kind. Required minimum distributions will begin in April of the calendar year following the later of the year in which the participant attains age 70½ or the year following retirement or termination of employment.

Forfeited Accounts
At December 31, 2013 and 2012, forfeited nonvested accounts totaled $20,263 and $17,965, respectively. Forfeitures can be used, as defined in the Plan, to pay administrative expenses and to reduce the amount of future employer contributions. During the year ended December 31, 2013, forfeited accounts were used to pay for administrative expenses totaling $17,180.

Administrative Expenses
Expenses of administering the Plan, including various recordkeeping services, may be paid by the Plan at the election of the Company. Expenses paid by the Plan for the year ended December 31, 2013 were $23,685, which excludes expenses paid by the Master Trust. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments can be included in the cost of such securities or investments or deducted from the sales proceeds.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Fully Benefit-Responsive Investment Contracts
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contracts, plus earnings, less participants withdrawals and administrative expenses. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties
The Plan utilizes various investment options, which include investments in any combination of equities, fixed income securities, individual guaranteed investment contracts ("GICs"), currency and commodities, futures, forwards, options and swaps. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants' account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Common stock is valued at the year-end market price of the common stock. The mutual funds include the participant-directed brokerage account which consists of shares of registered investment companies comprised of equity and fixed income funds and is valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on the sale of common stocks are based on average cost of the securities sold.  Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits
Benefit payments to participants are recorded upon distribution.

Recent Accounting Pronouncements
In June 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2013-08, "Financial
Services - Investment Companies (Topic 946): Amendments to the Scope, Measurement and Disclosure Requirements". The new standard clarifies the characteristics of an investment company and provides comprehensive guidance for assessing whether an entity is an investment company and for the measurement of non-controlling ownership interests in other investment companies. The guidance is effective prospectively for interim or annual periods beginning on or after December 15, 2013. Plan management does not expect this guidance to have an impact on the Plan’s financial statements.

NOTE 3 — ASSET TRANSFERS

On December 31, 2013 the ProAccess Companies' assets were transfered from the Plan into the DuPont Retirement Savings Plan. The asset transfer included in-kind investments of $8,685,422, notes receivable from participants of $205,099 and $302,792 of DuPont common stock (5,968 shares) transferred at cost. The DuPont common stock market value at December 31, 2013 was $387,744.

NOTE 4 — INVESTMENTS

Investments that represent 5% or more of the net assets available for benefits as of December 31, 2013 and 2012 consist of the Plan’s interest in the Master Trust. See Note 5 for further information.

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

2013
Common stock	$223,857
Mutual funds	(17,085)
Net appreciation in fair value of investments	$206,772

For the year ended December 31, 2013, the Plan's net investment gain from interest in the Master Trust amounted to $4,458,656.

NOTE 5 — INTEREST IN MASTER TRUST

The objective of the Master Trust is to allow participants from affiliated plans to invest in several custom designed investment choices through separately managed accounts. The Master Trust contains several actively managed investments pools and commingled index funds offered to participants as “core investment options” and “age-targeted options”.  The investment pools are administered by different investment managers through separately managed accounts at Northern Trust.  The Master Trust also includes the Master Trust Stable Value Fund (the "Stable Value Fund"). DuPont Capital Management Corporation ("DCMC"), a registered investment adviser and wholly-owned subsidiary of DuPont, has the responsibility to oversee the investments' managers and evaluate the funds' performances under the Master Trust, except for the Stable Value Fund, which is managed by DCMC.

At December 31, 2013, the Master Trust includes the assets of the following plans:

•	DuPont Retirement Savings Plan

•	DuPont 401(k) and Profit Sharing Plan

•	Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make payments to Northern Trust of designated portions of employees’ savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated based on the individual Plan’s specific interest within the Master Trust. The Plan’s interest in the Master Trust was 0.19% and 0.25% as of December 31, 2013 and 2012, respectively.

Master Trust Investments
The investments of the Master Trust are reported at fair value. Purchases and sales of the investments within the Master Trust are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximate fair value.

Mutual funds are valued at the net asset value of shares held by the Master Trust at year-end. Units held in common collective trusts (“CCTs”) are valued at the net asset value as reported by the CCTs’ trustee as a practical expedient to estimate fair value.

Common stock, preferred stock, options and futures traded in active markets on national and international securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Fixed income securities are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Forward foreign currency contracts are valued at fair value, as determined by Northern Trust (or independent third parties on behalf of the Master Trust), using quoted forward foreign currency exchange rates. At the end of each period presented, open contracts are valued at the current forward foreign currency exchange rates, and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Master Trust records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Swap contracts are valued at fair value, as determined by Northern Trust (or independent third parties on behalf of the Master Trust) utilizing pricing models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

Investments denominated in currencies other than the United States dollar are converted using exchange rates prevailing at the end of the periods presented. Purchases and sales of such investments are translated at the rate of exchange on the respective dates of such transactions.

Description of the Master Trust’s Investment Contracts
The Master Trust holds three types of investment contracts that are fully benefit-responsive.  In accordance with GAAP, an investment contract is generally required to be reported at fair value, rather than contract value, to the extent it is fully benefit-responsive. The Master Trust holds traditional GICs, synthetic GICs and separate account GICs. For traditional GICs, contract value approximates fair value. The fair value of synthetic and separate account GICs are determined using the market price of the underlying securities and the fair value of the investment contract (“wrapper”).  The underlying fixed income securities of the separate accounts and synthetic GICs are valued on the basis of valuation furnished by approved independent pricing sources. The fair value of the wrappers for the GICs are determined by taking the difference between the actual wrap fee of the contract and the price at which the wrapper would issue an identical contract under current market conditions.  That change in fees is applied to the year-end book value of the contract to determine the wrapper contract’s fair value.

The Stable Value Fund invests in traditional GICs, synthetic GICs and separate account GICs.  Traditional GICs are comprised of assets held in the issuing company’s general account and are backed by the full faith and credit of the issuer. For synthetic GICs, the Master Trust owns the underlying investments, whereas for the separate account GICs, the Master Trust receives title to the annuity contract, but not the direct title to the assets in the separate account. Synthetic and separate account GICs are backed by fixed income assets. The underlying investments held within the synthetic GICs are comprised of DCMC sponsored GEM Trusts and a PIMCO managed separate account fixed income portfolio.  The GEM Trusts are commingled fixed income portfolios managed by DCMC and additional investment managers hired by DCMC that invest in high quality fixed income securities across the short, intermediate and core sectors.  The underlying investments wrapped within the separate account contracts are managed by third party fixed income managers and include securities diversified across the broad fixed income market, such as, but not limited to, corporate bonds, mortgage related securities, government bonds, asset-backed securities, cash, cash equivalents, and certain non-leveraged derivatives.

For traditional GICs, the insurer maintains the assets in a general account.  Regardless of the performance of the general account assets, a traditional GIC will provide a fixed rate of return as negotiated when the contract is purchased.  Synthetic GICs, backed by underlying assets, are designed to provide principal protection and accrued interest over a specified period of time (i.e., period of time before the crediting rate reset) through benefit-responsive wrapper contracts issued by a third party assuming that the underlying assets meet the requirements of the GIC.  Separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of Stable Value Fund participants. The assets are wrapped by the financially responsible insurance company. The Master Trust participates in the underlying experience of the separate account via future periodic rate resets.

Traditional GICs expose the Plan through the Stable Value Fund to direct credit risk associated with each contract issuer.  To mitigate this risk, the investment guidelines prohibit DCMC from purchasing contracts from issuers with a credit rating lower than Aa3/AA.  In addition, the weighted average credit rating of all contracts must be A3/A- or higher at all times and no single traditional GIC issuer may represent more than 5% of the total Stable Value Fund.  Additionally, DCMC continually monitors the issuers of these investments through external credit rating agencies.  DCMC monitors credit rating history, downgrade/upgrade notifications, and analyst reports for all current and potential issuers.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The crediting rates for synthetic and separate account GICs are reset periodically throughout the year and are based on the performance of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value of fixed income assets, current yield-to-maturity, duration (similar to weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of at least 0% or higher with respect to determining interest rate resets.

The crediting interest rates on all investment contracts ranged from 0.01% to 5.83% for the year ended December 31, 2013 and from 0.12% to 5.83% for the year ended December 31, 2012.  The weighted average credited interest rate of return of the investment contracts based on the interest rate credited to participants was 2.50% and 3.17% for the years ended December 31, 2013 and 2012, respectively.  The weighted average yield of the investment contracts based on the actual earnings of underlying assets in the Master Trust was 2.33% and 3.22% for the years ended December 31, 2013 and 2012, respectively.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value for plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (i.e. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value, is probable.

Based on certain events specified in fully benefit-responsive investment contracts, both the Plan/ Master Trust and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.

Examples of termination events that permit issuers to terminate investment contracts include the following:

•	The Plan Sponsor’s receipt of a final determination notice from the Internal Revenue Service (“IRS”) that the Plan does not qualify under Section 401(a) of the IRC.

•	The Master Trust ceases to be exempt from federal income taxation under Section 501(a) of the IRC.

•	The Plan/Master Trust or its representative breaches material obligations under the investment contract such as a failure to satisfy its fee payment obligations.

•	The Plan/Master Trust or its representative makes a material misrepresentation.

•	The Plan/Master Trust makes a material amendment to the Plan/Master Trust and/or the amendment adversely impacts the issuer.

•	The Plan/Master Trust, without the issuer’s consent, attempts to assign its interest in the investment contract.

•	The balance of the contract value is zero or immaterial.

•	Mutual consent.

•	The termination event is not cured within a reasonable time period, i.e., 30 days.

For synthetic and separate account GICs, additional termination events include the following:

•	The investment manager of the underlying securities is replaced without the prior written consent by the issuer.

•	The underlying securities are managed in a way that does not comply with the investment guidelines.

At termination, the contract value is adjusted to reflect a discounted value based on surrender charges or other penalties for GICs.

If the issuer of a synthetic or separate account GIC chooses to terminate the contract, assuming no breach of contract by the contract holder, the issuer is contractually obligated to deliver to the contract holder either book value or market value, whichever is greater at the time of termination, less any unpaid fees or charges. If the contract holder chooses to terminate the contract, they can choose to receive a cash value payout equal to the market value of the assets, or, if the market value is less than the book value, they can choose to enter into a wind-down phase designed to immunize the difference between market and book values over a time period agreed upon by both parties. The contract holder can choose to replace the contract issuer with a new issuer at any time, provided that all involved parties agree to the terms of transition.

Financial Instruments with Off-Balance-Sheet Risk in the Master Trust
In accordance with the investment strategy of the managed accounts, the Master Trust’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the over-the-counter market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts include interest rate swap contracts which involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.

The Master Trust invests in financial futures contracts solely for the purpose of hedging its existing portfolio securities, or securities that the Master Trust intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Upon entering into a financial futures contract, the Master Trust is required to pledge to the broker an amount of cash, U.S. government securities, or other assets equal to a certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as variation margin, are made or received by the Master Trust each day, depending on the daily fluctuations in the fair value of the underlying security. The Master Trust recognizes a gain or loss equal to the daily variation margin. If market conditions move unexpectedly, the Master Trust may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates, and the underlying hedged assets.

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Master Trust’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Master Trust’s investment managers generally limit the Master Trust’s market risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Master Trust receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Master Trust bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Master Trust once it has paid its cash premium.

The Master Trust is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Master Trust to perform and do not give rise to any counterparty credit risk.

The following presents the Master Trust’s net assets at December 31, 2013 and 2012:

	2013	2012
Assets:
Investments, at fair value:
Common stocks	$1,687,664,312	$1,217,983,068
Preferred stocks	6,279,983	2,896,201
Fixed income securities	76,977,994	70,003,455
Mutual funds	101,257,451	262,840,946
CCT's	2,409,055,908	1,939,922,696
Investment contracts	5,282,523,462	5,396,374,165
Short term investments	27,366,332	34,367,989
Total investments	9,591,125,442	8,924,388,520

Cash	256,159	727,673
Receivables for securities sold	3,287,129	5,652,505
Unrealized gain on foreign exchange contracts	—	938,589
Accrued income	2,750,296	2,009,703
Other assets	30,955	17,526
Total assets	9,597,449,981	8,933,734,516

Liabilities:
Payables for securities purchased	12,350,730	16,353,562
Unrealized loss on foreign exchange contracts	435,101	—
Accrued expenses and other liabilities	6,596,623	7,063,849
Total liabilities	19,382,454	23,417,411

Master Trust net assets, at fair value	9,578,067,527	8,910,317,105
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(57,745,778)	(310,475,267)
Master Trust net assets	$9,520,321,749	$8,599,841,838

The following presents the net investment gain for the Master Trust for the year ended December 31, 2013:

2013
Change in net appreciation (depreciation) in fair value of investments:
Investments, at fair value:
Common stocks	$434,159,418
Preferred stocks	297,765
Mutual funds	(28,074,348)
Fixed income securities	(4,782,102)
CCT's	504,837,499
Other	99,128
Short term investments	(141,656)
Net loss on swap agreements	(20,136)
Net gain on foreign exchange contracts	1,675,987
Net gain on futures contracts	525,268
Net increase from investments	908,576,823

Investment income (expense):
Interest income	137,620,420
Dividend income	24,771,273
Administrative expenses	(14,006,300)
Net investment gain	$1,056,962,216

Investments of the Master Trust that represent 5% or more of the Master Trust assets as of December 31, 2013 and 2012 were as follows:

	2013	2012
Underlying Assets of Synthetic GICs:
GEM Trust Short Duration	*	$578,072,180
GEM Trust Risk - Controlled 1	*	460,608,021
GEM Trust Opportunistic 3	*	506,148,804
PIMCO Separate Account	*	568,151,477

Separate Account GICs:
Prudential Retirement & Annuity Co.	$1,234,796,631	1,244,415,260
Massachusetts Mutual Life Ins Co.	516,721,353	—
Metropolitan Life Insurance Co.	653,315,956	669,938,648

CCT:
Northern Trust Collective S&P 500 Equity Index Fund	731,498,416	558,344,357
______________________________________

*	Investment holdings did not meet the 5% threshold.

NOTE 6 — FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The estimated value of the insurance company separate accounts and synthetic contracts is net asset value, exclusive of the adjustment to contract value, and is considered Level 2. The use of net asset value as fair value is deemed appropriate as the separate account GICs do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions or redemptions.

The following table sets forth by level, within the fair value hierarchy, the Plan’s and the Master Trust’s assets and liabilities at fair value as of December 31, 2013:

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
Common stocks	$687,688	$—	$—	$687,688
Mutual Funds[1]	18,342	—	—	18,342
Total Plan’s investments	$706,030	$—	$—	$706,030

Master Trust’s investments:
Common stocks:
International common stocks	$443,425,821	$—	$—	$443,425,821
Large-cap domestic common stocks	629,543,723	—	—	629,543,723
Mid-cap domestic common stocks	473,880,029	—	—	473,880,029
Small-cap domestic common stocks	140,814,739	—	—	140,814,739
Total common stocks	1,687,664,312	—	—	1,687,664,312

Investment contracts:
Separate account GICs	—	3,103,601,994	—	3,103,601,994
Traditional GICs	—	424,776,891	—	424,776,891
Wrapper contracts	—	432,575	—	432,575
Underlying assets on synthetic GICs:			—
Pooled separate account	—	370,941,112	—	370,941,112
Commingled funds	—	1,382,770,890	—	1,382,770,890
Total investment contracts	—	5,282,523,462	—	5,282,523,462

Preferred stocks	6,279,983	—	—	6,279,983
Fixed income securities	—	76,977,994	—	76,977,994
Mutual funds	101,257,451	—	—	101,257,451
CCT's	—	2,409,055,908	—	2,409,055,908
Short term investments	—	27,366,332	—	27,366,332
Total Master Trust investment assets	1,795,201,746	7,795,923,696	—	9,591,125,442

Other financial instruments[2]	—	(406,583)	—	(406,583)
Total Master Trust assets	$1,795,201,746	$7,795,517,113	$—	$9,590,718,859
 ______________________________________
1    Mutual funds include the participant-directed brokerage account.
2      Other financial instruments include forwards, futures, options and swaps.

The following table sets forth by level, within the fair value hierarchy, the Plan’s and the Master Trust’s assets and liabilities at fair value as of December 31, 2012:

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
Common stocks	$677,815	$—	$—	$677,815
Mutual Funds[1]	36,444	—	—	36,444
Total Plan’s investments	$714,259	$—	$—	$714,259

Master Trust’s investments:
Common stocks:
International common stocks	$302,602,285	$—	$—	$302,602,285
Large-cap domestic common stocks	467,526,733	—	—	467,526,733
Mid-cap domestic common stocks	359,874,637	—	—	359,874,637
Small-cap domestic common stocks	87,979,413	—	—	87,979,413
Total common stocks	1,217,983,068	—	—	1,217,983,068

Investment contracts:
Separate account GICs	—	2,233,702,546	—	2,233,702,546
Traditional GICs	—	406,405,824	—	406,405,824
Wrapper contracts	—	420,610	—	420,610
Underlying assets on synthetic GICs:
Pooled separate account	—	568,151,477	—	568,151,477
Commingled funds	—	2,187,693,708	—	2,187,693,708
Total investment contracts	—	5,396,374,165	—	5,396,374,165

Preferred stocks	2,896,201	—	—	2,896,201
Fixed income securities	—	70,003,455	—	70,003,455
Mutual funds	262,840,946	—	—	262,840,946
CCT's	—	1,939,922,696	—	1,939,922,696
Short term investments	—	34,367,989	—	34,367,989
Total Master Trust investment assets	1,483,720,215	7,440,668,305	—	8,924,388,520

Other financial instruments[2]	8,228	926,160	—	934,388
Total Master Trust assets	$1,483,728,443	$7,441,594,465	$—	$8,925,322,908
 ______________________________________
1    Mutual funds include the participant-directed brokerage account.
2    Other financial instruments include forwards, futures, and options.

For the years ended December 31, 2013 and 2012, there were no significant transfers in or out of Levels 1, 2 or 3.

NOTE 7 — RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and units of CCT's managed by Northern Trust and Bank of America, which also serve as trustees. In addition, the Plan offers DuPont common stock as an investment option. At December 31, 2013, the Plan held 10,585 shares of DuPont common stock valued at $687,688.  At December 31, 2012, the Plan held 15,070 shares of DuPont common stock valued at $677,815.  During the year ended December 31, 2013, the Plan purchased and sold $273,409 and $426,595 of DuPont common stock, respectively, and received dividends of $27,532.  See Note 4 for further information on appreciation of DuPont company stock. Transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

The Stable Value Fund assets held by the Plan are managed by DCMC, under the terms of an investment management agreement between DCMC and the Company. DCMC hires additional investment managers to manage a portion of the fixed income assets backing synthetic GICs allocated to the Stable Value Fund. The amount of DCMC fees accrued and paid by the Stable Value Fund was approximately $3,808,746 for the year ended December 31, 2013.  DCMC fee amounts relate to the Master Trust and are allocated to the plans within the Master Trust based on each plan’s proportional interest in the Stable Value Fund.  These fees qualify as party-in-interest transactions, which are exempt from prohibited transaction rules of ERISA.

NOTE 8 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in the profit sharing contributions.

NOTE 9 — TAX STATUS

The IRS has determined and informed the company by a letter dated May 16, 2011, covering the Plan and amendments through December 21, 2010, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC and therefore believe that the Plan is a qualified plan, pursuant to Section 401(a) of the IRC, and related trust is tax-exempt from federal taxation under Section 501(a) of the IRC.

In 2012, the Plan identified contributions transmitted to the trustee after the date the Department of Labor ("DOL") may determine as the earliest date such contributions reasonably could have been segregated from the employer's general assets. Corrections were made in accordance with the IRS and DOL procedures. The Plan Administrator believes that the contributions identified for correction would not cause the Plan to be disqualified by the IRS; therefore, no provision for income taxes has been included in the Plan's financial statements. Penalties, taxes and remedial payments, due to noncompliance were paid by the Company.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2013, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, and is currently under IRS audit for the 2010 plan year. The Plan Administrator believes the Plan is no longer subject to initiation of any new income tax examinations for years prior to 2010.

NOTE 10 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to the Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$18,884,535	$22,408,758
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in Master Trust	108,040	772,595
Loan balances considered deemed distributions	(2,410)	(2,410)
Net assets available for benefits per the Form 5500	$18,990,165	$23,178,943

The following is a reconciliation of total additions per the financial statements for the year ended December 31, 2013 to total income per the Form 5500:

2013
Total additions per the financial statements	$7,973,649
2013 adjustment from fair value to contract value for fully benefit-responsive investment contracts held in Master Trust	108,040
2012 adjustment from fair value to contract value for fully benefit-responsive investment contracts held in Master Trust	(772,595)
Total income per the Form 5500	$7,309,094

DUPONT 401(k) AND PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2013
ATTACHMENT TO FORM 5500, SCHEDULE H, PART IV, LINE I

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Description of Investment	Cost	Current Value
*	Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	Master Trust	**	$17,918,543

*	Participant-directed Brokerage Account	Brokerage account	**	18,342

*	DuPont Common Stock	Common stock	**	687,688

*	Notes receivable from participants	4.25% - 8.25% - Maturing from January 2014 - December 2018	**	366,041
	Total Assets Held At End of Year			$18,990,614
 ______________________________________

*	Party-in-interest
**	Cost not required for participant-directed investments

DUPONT 401(k) AND PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS AS OF DECEMBER 31, 2013
ATTACHMENT TO FORM 5500, SCHEDULE H, PART IV, LINE A

Totals that Constitute Nonexempt Prohibited Transactions
Year	Participant contributions and loan repayments transferred late to Plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
2012	$195,501	$—	$195,501	$—	$—

Note: In 2012, the Plan identified contributions transmitted to the trustee after the date the Department of Labor ("DOL") may determine as the earliest date such contributions reasonably could have been segregated from the employer's general assets. The corrections were made in 2013 and were related to lost earnings which are considered immaterial in accordance with the IRS and DOL procedures.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DuPont 401(k) and Profit Sharing Plan

/s/ Ron Miller
Ron Miller
Director — Global Rewards

June 24, 2014